SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 31 July 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 31 July 2026
           re: Transaction in Own Shares

31 July 2026

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Ordinary Shares

Date of purchases: 31 July 2026

Number of ordinary shares purchased: 500,000

Highest price paid per share (pence): 116.5500

Lowest price paid per share (pence): 113.9000

Volume weighted average price paid per share (pence): 115.5592

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 29 January 2026, as announced on 30 January 2026.

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8615O_1-2026-7-31.pdf

Since the commencement of the share buyback programme to repurchase up to £1.75 billion of ordinary shares, as announced on 30 January 2026, the Company has purchased 1,313,502,808 ordinary shares for a consideration of £1,306,727,163.43.

The Company intends to change the frequency of its share buyback reporting to reflect amendments made by the Financial Conduct Authority to UKLR 9.6.6R. From the week commencing 3 August 2026, the Company will report at the end of each week on the daily share buyback activity under the buyback programme announced on 30 January 2026.

- END -
For further information:

Investor Relations
Douglas Radcliffe                                                                                                     +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 July 2026